FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2004

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
 4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:	SYNGENTA AG

Press Release: “Syngenta and DuPont Reach Agreement on Lawsuits”

Filed herewith is a press release related to Syngenta AG. The full text of the press release follows:

# # #

Item 1

Syngenta International AG Media Office CH-4002 Basel Switzerland Telephone: +41 61 323 23 23 Fax: +41 61 323 24 24 www.syngenta.com

Media Release

Syngenta and DuPont Reach Agreement on Lawsuits

Wilmington, Delaware (USA) and Basel, Switzerland, 29 November 2004

Syngenta and DuPont announced today an agreement that settles infringement claims between the seed businesses of the two companies.

The agreement settles claims Syngenta Seeds, Inc., had brought against DuPont subsidiary Pioneer Hi-Bred International, Inc., in a 2002 patent infringement lawsuit involving Pioneer, Monsanto, Dow AgroSciences and Mycogen, a wholly owned affiliate of Dow AgroSciences. Under the agreement, Pioneer receives a commercial license to Syngenta patents relating to Herculex1 and YieldGard2 insect resistant corn traits.

The companies also settled claims Pioneer brought against Syngenta in 2002. Pioneer had asserted that Syngenta inappropriately acquired Pioneer proprietary genetic material 15 years ago through a practice known as “chasing selfs”. Syngenta has since terminated the practice.

Additional details of the agreements were not disclosed.

“We are pleased to have reached this agreement which recognizes the value of our intellectual property rights,” said David Jones, Head of Business Development at Syngenta.

“This agreement is good news for farmers,” said Dean Oestreich, Pioneer President. “It helps ensure we’ll continue to bring the new agricultural technologies that farmers want in the seed brand they prefer to plant, while confirming the importance of germplasm intellectual property protection.”

Syngenta’s ongoing lawsuit seeks damages and injunctive relief to stop Monsanto, Dow and Mycogen from selling Herculex and YieldGard insect resistant corn traits. Trial in this lawsuit begins today in US District Court in Delaware.

Syngenta is a world-leading agribusiness committed to sustainable agriculture through innovative research and technology. The company is a leader in crop protection, and ranks third in the high-value commercial seeds market. Sales in 2003 were approximately $6.6 billion. Syngenta employs some 19,000 people in over 90 countries. Syngenta is listed on the Swiss stock exchange (SYNN) and in New York (SYT). Further information is available at www.syngenta.com.

DuPont is a science company. Founded in 1802, DuPont puts science to work by creating sustainable solutions essential to a better, safer, healthier life for people everywhere. Operating in more than 70 countries, DuPont offers a wide range of innovative products and services for markets including agriculture, nutrition, electronics, communications, safety, and protection, home and construction, transportation and apparel.

1 Herculex is a trademark of Dow AgroSciences LLC.
2 YieldGard is a registered trademark of Monsanto Company.

Syngenta – 29 November 2004 / Page 1 of 2

Syngenta

Media Enquiries:	Switzerland:	Markus Payer	Tel: +41 (61) 323 2323
	USA:	Sarah Hull	Tel: +1 (202) 347 8348

Analysts/Investors:	Switzerland:	Jonathan Seabrook	Tel: +41 (61) 323 7502
		Jennifer Gough	Tel: +41 (61) 323 5059
	USA:	Rhonda Chiger	Tel: +1 (917) 322 2569
DuPont

Enquiries:		Doyle Karr	Tel: +1 (515) 270 3428

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefor.

Syngenta – 29 November 2004 / Page 2 of 2

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date:	November 29, 2004	By:	/s/ Christoph Mäder

			Name:	Christoph Mäder
			Title:	General Counsel

		By:	/s/ Damian Heller

			Name:	Damian Heller
			Title:	Company Secretary